GRUPO CARSO, S.A. DE C.V.

RECEIVED

2005 OCT -6 P 4:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 4, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

[redacted]

05011691

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to the sale of "El Globo", that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on September 23, 2005:

Grupo Carso, S.A. de C.V. regarding the release statement issued this past July 20, informs that its subsidiary Grupo Sanborns, S.A. de C.V., once having obtained the authorization of the Federal Competition Commission, today has concluded the sales operation of its company Controladora y Administradora de Pastelerías, S.A. de C.V., operator of the "El Globo" bakeries, having received for it the amount of $ 1,350 million pesos.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

dlw 10/6